UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

TEEN GLOW MAKEUP, INC.

Nevada
(State or other jurisdiction of incorporation or organization)

333-151517 (Commission File Number)	26-0693872 (IRS Employer Identification Number)
297 Kingsbury Grade
Suite D, Post Office Box 4470
Lake Tahoe, NV 89449-6957
(Address of principal executive offices)

(702) 508-4501
(Issuer's telephone number)
 [Missing Graphic Reference]

 Copies to:
JPF Securities Law, LLC
19720 Jetton Road
Suite 300
Cornelius, NC 28031
Tel: 704-897-8334
Fax: 704-897-8349

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

Teen Glow Makeup, Inc.
297 Kingsbury Grade
Suite D, Post Office Box 4470
Lake Tahoe, NV 89449-6957

INFORMATION STATEMENT

General

Teen Glow Makeup, Inc. (the “Company”) is mailing this information statement on or about January __, 2010, to the holders of record of shares of its common stock as of the close of business on January 25, 2010 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

You are receiving this information statement because the Company has been advised that Johannes Petersen, the holder of approximately 98.64% of the outstanding shares of common stock of the Company, plans to:

•	Appoint himself, Johannes Petersen to the Board of Directors; and
•	Accept the resignation of Andrea Mizushima and Pamela Hutchinson from the Board of Directors.
•	Accept the resignation of Pamela Hutchinson as President, Chief Financial Officer, and Chief Executive Officer.

The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

Johannes Petersen (the “Buyer”) acquired approximately 98.523% of the issued and outstanding shares of stock of the Company (the “Transaction”) from Pamela Hutchinson (“Hutchinson”) pursuant to the terms and conditions of an Agreement for the Purchase of Common Stock, dated November 20, 2009, among the Buyer and Hutchinson (the “Hutchinson Agreement”). For your reference, please note that the Company filed a copy of the Hutchinson Agreement for the Purchase of Common Stock as exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on or around January 25, 2010.

The Buyers acquired an additional .1159% of the issued and outstanding shares of stock of the Company (the “Transaction”) from Andrea Mizushima (“Mizushima”) pursuant to the terms and conditions of an Agreement for the Purchase of Common Stock, dated November 20, 2009, among the Buyer and Mizushima (the “Mizushima Agreement”). For your reference, please note that the Company filed a copy of the Mizushima Agreement for the Purchase of Common Stock as exhibit 10.2 to its Current Report on Form 8-K filed with the SEC on or around January 25, 2010.

Immediately prior to the closing of the Transaction, Andrea Mizushima and Pamela Hutchinson served as a member of the Board of Directors. Immediately following the closing of the Transaction:

•	The Buyer’s nominee, Johannes Petersen, was appointed to the Board of Directors;
•
Andrea Mizushima tendered a resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Registrant of this Information Statement pursuant to Rule 14f-1; and

•
Pamela Hutchinson tendered a resignation from the Board of Directors and as an officer of the Registrant, effective as of ten days after the delivery to the shareholders of the Registrant of this Information Statement pursuant to Rule 14f-1; and

•	The parties agreed to appoint the Buyers’ nominee, Johannes Petersen, to the Board of Directors at a future date to be determined by the Buyer.

As described above, shortly after the filing of this information statement, the Buyer intends to appoint Johannes Petersen to the Board of Directors and cause the Company to accept the resignation of Andrea Mizushima from the Board of Directors and Pamela Hutchinson from the Board of Directors and as Chief Financial Office, Chief Executive Officer, and President.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF COMPANY. AS A RESULT, JOHANNES PETERSEN WILL CONTROL THE BOARD OF DIRECTORS OF THE COMPANY.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of January 25, 2010, 8,627,000 shares of the Company’s common stock were issued and outstanding. The Company does not have any preferred shares authorized or issued. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of January 25, 2010, concerning shares of common stock of the Company, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group:

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(2)
Johannes Petersen 297 Kingsbury Grade Suite D, Post Office Box 4470 Lake Tahoe, NV 89449-6957	8,510,000	98.64%
All directors and executive officers as a group (1 person)	8,510,000	98.64%

(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)           Based on 8,627,000 shares of Common Stock outstanding.

Change in Control Arrangements

On November 20, 2009, Teen Glow Makeup, Inc., (the “Registrant”) entered into two Agreements for the Purchase of Common Stock (the “Agreements”) with Johannes Petersen (the “Buyer”) and Andrea Mizushima and Pamela Hutchinson (collectively the “Sellers”). There were no material relationships between the Registrant or its affiliated and any of the parties to the Agreement, other than in respect to the Agreement.

Pursuant to the terms and conditions of the Agreements, the Buyer acquired from the Sellers shares of common stock of the Registrant (the “Transaction”). Copies of the Agreements are filed as Exhibit 10.1 and 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on or around January 25, 2010.

The Buyer entered into an agreement to acquire control of the Registrant on November 20, 2009 through the transfer of common stock representing approximately 98.64% of the fully diluted issued and outstanding shares of stock of the Registrant.  Pursuant to the Agreement the Buyer purchased 8,510,000 shares of common stock from the Sellers.  The Buyer paid $50,000 to the Sellers for the Transaction.

Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights. In the event of liquidation or dissolution, holders of common stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of common stock, have been paid in full. All shares of common stock are entitled to such dividends as the board of directors of the Registrant (the “Board of Directors”) may declare from time to time. There are no provisions in the articles of incorporation or bylaws that would delay, defer or prevent a change of control. The Registrant does not have any other classes of issued and outstanding capital stock.

Immediately prior to the closing of the Transaction, the Sellers served on the Board of Directors. Immediately following the closing of the Transaction, (1) the Buyer’ nominee, Johannes Petersen was appointed to the Board of Directors; (2) the Sellers tendered resignations from the Board of Directors and Pamela Hutchinson resigned as an officer; (3) effective as of ten days after the delivery to the shareholders of the Registrant of an Information Statement pursuant to Rule 14f; (4) and the parties agreed to appoint the Buyer’s nominee, Johannes Petersen, to the Board of Directors as at a future date to be determined by the Buyer.

With the completion of the Transaction, the appointment of Johannes Petersen to the Board of Directors and the resignation of Andrea Mizushima and Pamela Hutchinson from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Johannes Petersen, Chairman of the Board of Directors

Mr. Petersen holds a BSc in Economics from Universidad del Pacifico (Peru) and an MBA degree from the London Business School (UK). He brings to the Company experience gained from multiple managerial and directorship positions within diverse private and public companies. Since completing his business school studies, Mr. Petersen gained business development and business planning experience with an emphasis in the resources industry. He has worked in business planning and development for natural resource projects and has also covered several functions within the financial services industry, ranging from fixed income to currency trading.

Mr. Petersen currently sits on the board of directors of Reflection Oil & Gas Partners Ltd., a private UK company of which he was a founder, Hainan Mining Corporation Ltd., a private UK company of which he was a founder, and American Sierra Gold Corp., a U.S. public company, currently quoted on the OTCBB.

Mr. Petersen formerly worked for Dragon Gold Resources Inc. and Century Petroleum Corp., U.S. companies previously listed on the OTC Bulletin Board. He formerly worked in Lima, Peru for the following: Peru Scan Trading SAC, Credibolsa SAB, Banco de Credito del Peru and CONASEV (Peruvian securities regulation agency equivalent to the SEC).

Officers

Johannes Petersen, President

See Directors and Executive Officers section for Johannes Petersen’s information.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

The Registrant has made no provisions for paying cash or non-cash compensation to its sole officer or directors. No salaries are being paid at the present time, and none will be paid unless and until our operations generate sufficient cash flows.

The table below summarizes all compensation awarded to, earned by, or paid to our named executive officer for all services rendered in all capacities to us for the period from inception (August 7, 2007) through January 25, 2010.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Pamela Hutchinson Former President	2007	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0
	2009	0	0	0	0	0	0	0	0
	2010	0	0	0	0	0	0	0	0
Johannes Petersen President
	2010	0	0	0	0	0	0	0	0

We have not entered into any other employment agreements with their employees, Officers or Directors. We have no standard arrangements under which we will compensate their directors for their services provided to them.

To date, no compensation has been awarded to, earned by or paid to Johannes Petersen, in their capacity as chairman of the board, or president of the Company.

Director Compensation

The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

Legal Proceedings

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Compliance With Section 16(A) Of The Securities Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during the prior the prior fiscal year was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed its Registration Statement of Form S-1 with the Securities Exchange Commission.

Other Information

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Teen Glow Makeup, Inc.
/s/ Johannes Petersen
Johannes Petersen
Chairman of the Board & President
Date: January 25, 2010